October 19, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:      Abby Adams

Re:	BioCardia, Inc.
Registration Statement on Form S-3
Filed on October 9, 2020
File No. 333-249426

Acceleration Request Requested Date: Requested Time:	October 20, 2020 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-249426) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Nathan Robinson at (512) 338-5407 or via email at nrobinson@wsgr.com.

[Signature page follows.]

Sincerely,

BIOCARDIA, INC.

By:	/s/ David McClung
David McClung
Chief Financial Officer

cc:	Nathan Robinson, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation